UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AKEBIA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00972D 10 5

(CUSIP Number)

Bjarne Graven Larsen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00972D 10 5

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,516,387
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,516,387
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,516,387
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.3% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 28,837,260 shares of the Issuer’s Common Stock outstanding on May 1, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015.

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (collectively, the “Amended Schedule”) on April 3, 2014 to reflect that Novo A/S no longer has any director representative on the Issuer’s board of directors. Kim Dueholm, Ph.D. and Jack B. Nielsen are each employed as a Partner of Novo A/S and were each members of the board of directors of the Issuer. Dr. Dueholm resigned as a director of the Issuer on July 20, 2014. Mr. Nielsen resigned as a director of the Issuer on June 11, 2015.

Except as specifically amended by this Amendment No. 1, each Item of the Amended Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

Item 4.	Purpose of Transaction

Item 4 is amended and replaced in its entirety as follows:

The acquisitions of Issuer securities made by Novo A/S were for investment purposes. Novo A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo A/S might undertake will be dependent upon its review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, Novo A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of the Amended Schedule, although, depending on the factors discussed herein, Novo A/S may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Kim Dueholm, Ph.D. and Jack B. Nielsen are each employed as a Partner of Novo A/S and were each members of the board of directors of the Issuer. Dr. Dueholm resigned as a director of the Issuer on July 20, 2014. Mr. Nielsen resigned as a director of the Issuer on June 11, 2015. Upon the resignation of Mr. Nielsen, Novo A/S no longer has any director representative on the Issuer’s board of directors.

Item 5 is amended and replaced in its entirety as follows:

(a) Novo A/S beneficially owns 1,516,387 shares of Common Stock of the Issuer (the “Novo Shares”), representing approximately 5.3% of the Issuer’s outstanding Common Stock, based upon 28,837,260 shares of the Issuer’s Common Stock outstanding on May 1, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015.

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 1, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2015	Novo A/S

/s/ Bjarne Graven Larsen
	By:	Bjarne Graven Larsen
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst, Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Eivind Drachmann Kolding Chief Executive Officer	Skovvangen 18 2920 Charlottenlund Denmark	Chief Executive Officer Novo A/S	Denmark

Bjarne Graven Larsen Chief Financial Officer	Tuborg Havnevej 19 2900 Hellerup Denmark	Chief Financial Officer Novo A/S	Denmark

Søren Carlsen Managing Partner – Ventures, Seeds	Grondalsvænge 3b 3460 Birkerød Denmark	Managing Partner - Ventures, Seeds Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Professor	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine, Lund University Lund, Sweden	Sweden

Karsten Dybvad Chief Executive Officer	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Karen Lauberg Lauritsen Director	Furesø Parkvej 53 2830 Virum Denmark	IT Architecture Specialist Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark